MyStreme Team



Robert Ghim

International CEO of MyStreme

Robert Ghim is currently our CEO – International. He has served in that position for the last 5 months, from August 2022 to the present date. He also currently serving as the Interim COO/CFO for Arcas Machine and began his work there in 2021, delegating and administering tasks to ensure operational efficiency of facilities, fabricating machines, contracts, instruments, licenses, purchasing, document control, and receiving. In that position he was responsible for streamlining the operational process that improved productivity by 35%, executed a detailed re-engineering plan aimed at improving current operations, client acquisition, and HR, and revamped accounting and financial management system, resulting in optimized operational efficiencies. From 2010 to 2021, he was the Managing Director at Pacific Sunrise. In that position Robert facilitated portfolio companies in identifying, prioritizing, and executing key strategic initiatives focused on attaining the company's investment objectives. He holds an Executive MBA from Brown University, Certified Financial Planning from Bryant University, and has a FINRA series 7 & 66 license.



Chuck Hasek

North American CEO of MyStreme

Chuck Hasek is currently our CEO – North America. He has served in that position for the last 4 months, from September 2022 to the present date. Prior to joining us he was the Vice President of Video Technology at T-Mobile, US. He served in that position from 2018 to 2021, where he led a large team of

engineers and full-stack software developers to build and maintain edge/cloud services and relationships with key vendors and suppliers. Within 6 months, he delivered TVision Live and Vibe OTT video products and services to an entire nationwide market of T-Mobile subscribers on iOS, tvOS, Android and AndroidTV platforms. He also designed, developed, integrated, and deployed a robust, reliable, scalable platform that incorporated content from 70+ providers (broadcast, cable nets and premium) and pioneered innovative technologies for managing automated automatic failover for live and OnDemand services resulting in zero downtime for the service. Prior to that, he was the Senior Vice President of Video and Infrastructure Technology at Layer3 TV (acquired by T-Mobile US for $325M) from 2013 to 2018. While there, he served as technical expert during 2 rounds of fundraising that secured $70M+ in capital, managed the physical setup of the company's headquarters, established the recruiting and hiring program from the ground up, setting key guidelines and best practices for talent acquisition, established the IP program, which instituted best practices for software design and engineering processes, and built engineering and full stack software development team. Chuck has a Bachelor of Science, Computer Engineering from the University of Pittsburgh, contributed to 64 granted US patents, and has 7 technical Emmy awards as a key contributor.



John Lee

Executive Chairman of MyStreme | Producer and CEO of OneDoor Studios

John Lee is a founder and current Chairman of MyStreme. As a MyStreme founder, John participated in originating and developing its services, global business and funding models, forecasts, and the MyStreme executive team. He is also the Founder and CEO of OneDoor Studios since July 2018 to the present date. John oversees the company's financials by managing all the accounting and bookkeeping best practices and protocols as well as preparing and reviewing all activity and cash flow projections. He engages in key partnerships related to bank-funding production financing for the company's projects and successfully led the vision, launch and/or expansion of five entertainment and media entities, and provided business services for 23 studio released motion pictures, TV network series and specials, with global rights earning exceeding $4 billion. John takes the lead overseeing legal efforts to ensure the success of all essential business operations and the development of the company's film projects and intellectual property, ensuring they are properly developed for global distribution.



Stephen Wollwerth

MyStreme Board Member | Producer and CCO of OneDoor Studios

Stephen Wollwerth is a MyStreme founder as well as Executive VP and CCO of OneDoor Studios since May 2019 to present. As a MyStreme founder, he produced almost all of its promotional materials in house and has been the creative mind behind MyStreme's branding and corporate image. Stephen is responsible for designing and managing all the company's marketing campaigns and strategies, oversees all of the company's branding decisions, and he develops video and audio assets used in the company's marketing efforts. He supervises the development of the company's film projects and intellectual properties, ensuring they all meet the industry standards for excellence in writing and cinematography. Stephen is a seasoned writer, director, producer, cinematographer and editor. His content has been seen all over the world, and includes productions for Fox Sports, National Geographic, and a PBS Docuseries watched by millions.



Jason Brents

MyStreme Board Member | Producer and President of OneDoor Studios

Jason Brents is a founder of MyStreme as well as President and COO of OneDoor Studios since July 2018 to present. As a MyStreme founder, Jason was integral in connecting the company to some of its most important partners and helped to develop MyStreme's innovative fundraising strategies. As OneDoor's President and COO, Jason continues to oversee all of its enteties, developing and producing their in-house story properties and connecting OneDoor Studios with its various production partners, helping set OneDoor's development funding and bank production financing. He has been essential in establishing and managing the company's key fundraising partnerships and necessary in preparing and executing our fundraising strategies and mechanisms. Jason has been a key in developing our film projects and intellectual property and ensuring they are all properly funded.



Daniel Brian Cobb

Chief Marketing Officer of MyStreme

Daniel Cobb is MyStreme's current Chief Marketing Officer, developing and leading all marketing campaigns and efforts including social media marketing, brand partnerships, and investor/client relations. Prior to joining us, he launched Daniel Brian Advertising (DBA) in 1992 and remains the company's CEO. DBA syndicated hundreds of the first prime time TV documentaries accompanied by online physician engagement platform for hospitals across the country, including Henry Ford Health System, Penn Health Care, Cincinnati Children's Hospital, Valley Children's Healthcare and Uhealth. In 2006, Dan introduced social media apps to the retail industry, co-developing and holding the patent on the media streaming technology used to launch PizzaAndAMovie.com. He used this technology, including Partners Hub, to invent the influencer engagement platform for Disney and generating 300 million organic page views for Warner Bros, "The Hobbit." Dan's brand consulting and innovations have been used for brands including Quicken Loans, Allegra, Chick-fil-A, Hungry Howie's, Papa John's, Popeye's, Flagstar Bank, Citizens Bank, WholeFoods, Saturn, Bosch, Visteon, Cars.com and the University of Michigan.



Thomas Elisher

MyStreme Secretary | VP of Project Management of OneDoor Studios

Thomas Elisher is a MyStreme founder and VP of Project Management for OneDoor Studios since October 2021 to date. He is responsible for ensuring that all company initiatives are executed on time

and on budget. He is effective in tracking the company's chief projects and the executive officers' responsibilities regarding their deadlines and progress. Thomas accomplishes this by developing policies and procedures vital to the business operations, maintaining project schedules, tasks, initiatives, budgets, and action items for all team members. He continues to assist the executive staff in all creative, financial, legal, and administrative matters. Before joining the OneDoor Studio team, Thomas worked as a lead project facilitator for the California Rural Water Association from September 2016 until September 2021. Those valuable years were spent as a high-level administrative and project manager. He developed his experience in administering contracts, developed complex tracking systems, processed invoices, and managed project deliverables and schedules all while he supervised the work of several staff members using in-depth project management tools and procedures.